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SEC
Mail Processing
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FEB 29 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69391

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/01/2015** (MM/DD/YY) AND ENDING **12/31/2015** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ASSETMARK BROKERAGE, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1655 Grant Street - 10th Floor
(No. and Street)

Concord	CA	94520
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown — 404-303-8840 Extn: 1005
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG - LLP
(Name – *if individual, state last, first, middle name*)

550 South Hope St. - Suite 1500	Los Angeles	CA	90071
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael O. Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ASSETMARK BROKERAGE, LLC, as of December 31st, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



Signature

Financial and Operation Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

Statement of Financial Condition

December 31, 2015

(With Report of Independent Registered Public Accounting Firm Thereon)

The report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

ASSETMARK BROKERAGE, LLC
(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

TABLE OF CONTENTS



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
AssetMark Brokerage, LLC:

We have audited the accompanying statement of financial condition of AssetMark Brokerage, LLC (the Company), as of December 31, 2015 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of AssetMark Brokerage, LLC as of December 31, 2015, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Los Angeles, California
February 25, 2016

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets		
Cash	$	596,393
Federal deferred tax asset		9,871
Due from affiliates		8,801
Prepaid expenses		26,232
Total Assets	$	641,297
Liabilities and Member's Equity		
Liabilities:		
Due to affiliates	$	12,432
Accounts payable and other accrued expenses		30,100
Accrued income taxes		140,371
Total Liabilities		182,903
Member's equity:		
Member capital		100,000
Additional paid-in capital		145,000
Retained earnings		213,394
Total Member's Equity		458,394
Total Liabilities and Member's Equity	$	641,297

See accompanying notes to the Statement of Financial Condition.

ASSETMARK BROKERAGE, LLC

(A Wholly Owned Subsidiary of AssetMark Financial, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

(1) Organization and Nature of Business

AssetMark Brokerage, LLC (the Company) was formed on September 25, 2013, and was approved as an SEC registered broker-dealer member of the Financial Industry Regulatory Authority ("FINRA") on August 8, 2014. The Company is engaged in the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company. The Company is a wholly owned subsidiary of AssetMark Financial, Inc. (AFI). AFI is a wholly owned subsidiary of AssetMark Financial Holdings, Inc. (AHI).

(2) Significant Accounting Policies

(a) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(b) Cash

Cash includes $596,393 held in a checking account. Cash held in banks periodically exceeds the Federal Deposit Insurance Corporation's (FDIC) insurance coverage of $250,000, and as a result there may be a concentration of credit risk related to the amount in excess of FDIC insurance coverage.

(c) Income Taxes

The Company is a single member limited liability company which elected to be treated as an association taxable as a corporation effective January 1, 2015 and is included in the consolidated federal income tax return and the combined/unitary state income tax returns of its parent company, AssetMark Financial, Inc.

As of September 1, 2013, the Company is subject to a tax sharing agreement, which allocates taxes on a separate company basis but provides benefit for current utilization of losses and credits, only to the extent utilized by the consolidated group. Intercompany balances are settled at least annually.

(c) Income Taxes (continued)

The Company accounts for income taxes in accordance with ASC 740, Income Taxes. The deferred tax assets and/or liabilities are determined by multiplying the differences between the financial reporting and tax reporting bases for assets and liabilities by enacted tax rates expected to be in effect when such differences are recovered or settled. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The realization of net deferred income tax assets may be based on utilization of carrybacks to prior taxable periods, anticipation of future taxable income in certain periods, and the utilization of tax-planning strategies. Management has determined that it is more likely than not that the net deferred income tax asset can be supported by expected future taxable income which will exceed amounts necessary to fully realize remaining deferred tax assets resulting from the scheduling of temporary differences.

An enterprise is required to recognize, in its statement of financial condition, the impact of any uncertain tax position by determining if the weight of available evidence indicates it is more likely than not, based on the technical merits, that the position will be sustained on audit upon examination by an applicable taxing authority.

Based upon its evaluation, the Company has concluded that there are no significant uncertain income tax positions relevant to the jurisdictions where it is required to file income tax returns requiring recognition in the statement of financial condition.

(3) Income Taxes

The components of income tax (benefit) expense for the year ended December 31, 2015 are presented below:

		Federal	State	Total
Current income tax expense (benefit)	$	111,337	29,033	140,370
Deferred income tax expense (benefit)		(9,871)	0	(9,871)
Total income tax expense (benefit)	**$**	**101,466**	**29,033**	**130,500**

Deferred Tax:	**12/31/2015**
Federal deferred income tax assets:	
California state franchise tax	9,871
Valuation allowance on deferred tax asset	---
Total deferred tax	**9,871**

(4) Related Party Transactions

(a) Expense Sharing Arrangement

The Company entered into an Expense Sharing Agreement dated March 21, 2014 with AMI which is a Registered Investment Advisor affiliate under direct common control and ownership. Under the agreement, AMI agrees to pay various expenses attributable to the Company such as rent and certain personnel, general, and administrative expenses. These expenses are reimbursed by the Company pursuant to the agreement and are included in the accompanying statement of operations. The amount reimbursed is calculated based on usage factors such as square feet for rent and overhead, and percent of time devoted to broker-dealer operations for personnel costs. As of December 31, 2015, the Company had no payable balance due to AMI relating to the Expense Sharing Agreement.

(b) Receivable from Affiliates

Receivable from affiliates consists primarily of an overpayment by the Company for services rendered by AssetMark Financial, Inc. The Company's receivable balance as of December 31, 2015 was $ 8,801.

(c) Payable to Affiliates

Payable to affiliates consists of expenses and liabilities of the Company for outside professional services not covered under the Expense Sharing Agreement, which have been paid by AMI. During the year ending December 31, 2015, the AMI paid $ 35,121 of these expenses on behalf of the Company. The Company's payable balance to AMI as of December 31, 2015 was $ 12,422.

(d) Payable to Officer

The Company entered into an independent contractor agreement in August 2014 with B/D Solutions, Inc. which is a consulting firm owned by an officer of the Company. B/D Solutions provides the Company with brokerage accounting services necessary to comply with the Financial Responsibility Rules and regulations issued by the SEC and FINRA. During the year ended December 31, 2015 the Company incurred expenses totaling $17,121 for services provided by B/D Solutions and reimbursable expenses. As of December 31, 2015 no payable balance was due to B/D Solutions by the Company.

(5) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) and is required to maintain minimum net capital equivalent to $5,000 or 6 2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. As of December 31, 2015, the Company had regulatory net capital of $ 413,490 which was $ 401,296 in excess of the required minimum net capital of $12,194.

The Company is exempt from the SEC Customer Protection Rule (Rule 15c3-3) under subparagraph (k)(1) which exempts from the Rule broker's or dealer's whose transactions are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account, whether or not registered as an investment company.

(6) Subsequent Events

The Company evaluated events occurring through February 25, 2016, the date the statement of financial condition was available to be issued, to determine whether any items were noted, which necessitated adjustment to or disclosure in the statement of financial condition. No such subsequent events were identified.



KPMG LLP
Suite 1500
550 South Hope Street
Los Angeles, CA 90071-2629

Report of Independent Registered Public Accounting Firm

The Member
AssetMark Brokerage, LLC:

We have reviewed management's statements, included in the accompanying AssetMark Brokerage, LLC Exemption Report, in which (1) AssetMark Brokerage, LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(1) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Los Angeles, California
February 25, 2016

ASSETMARK BROKERAGE, INC.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2015

To the best knowledge and belief of AssetMark Brokerage, Inc.:

The Company, claimed the (k)(1) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(1) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2015.



Michael O. Brown
Financial and Operations Principal